SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Resignation of Independent Non-executive Directors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 23, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Independent Non-executive Directors

The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) has received resignation letters from Mr. Shen Liqiang (“Mr. Shen”), an Independent Non-executive Director and Mr. Jin Mingda, an Independent Non-executive Director (“Mr. Jin”) of the Company on 20 March 2015. In line with Chinese regulations and requirements, Mr. Shen and Mr. Jin have requested to resign from their positions as Independent Non-executive Directors of the Eighth Session of the Board of Directors, as well as their positions in the Audit Committee, Remuneration and Appraisal Committee, and the Nomination Committee of the Eighth Session of the Board of Directors of the Company. Mr. Shen and Mr. Jin will not hold any position in the Company following their resignations.

Mr. Shen and Mr. Jin have confirmed that they have no disagreements with the Board of Directors of the Company during their tenure of service as Independent Non-executive Directors, and that there are no matters relating to their resignations that need to be brought to the attention of shareholders of the Company.

The resignations of Mr. Shen and Mr. Jin would result in the number of Independent Directors on the Board of Directors of the Company falling below the statutory minimum as required by the Articles of Association of the Company, and Rule 3.10A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The composition of the Nomination Committee would also deviate from the requirement of Code Provision A.5.1 of the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules (A nomination committee comprises a majority of independent non-executive directors). In accordance with relevant regulations, Mr. Shen and Mr. Jin will continue to perform their duties as Independent Non-executive Directors until the appointments of new Independent Directors are approved at shareholder meetings. The Company is seeking suitable candidates and will raise proposals consistent with required procedures at shareholder meetings for elections.

Mr. Shen and Mr. Jin have demonstrated responsibility in their positions and expressed their opinions independently, in supervising the Company’s operations and advancing its development. The Board of Directors of the Company expresses its appreciation for their valuable contributions during their tenure of service.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 20 March 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

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